AH 3/27/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022197

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SEC FILE NUMBER
~~8-1794~~ 8-16324

RECEIVED MAR 0 8 2002

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fechtor, Detwiler & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 Franklin Street, 20th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen D. Martino 617-747-0154
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*
PricewaterhouseCoopers LLP
(Name - if *individual, state last,* first, *middle name)*

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fechtor, Detwiler & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

DIANNE E. GARDEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 19, 2007

Signature

Chief Financial Officer

Title

Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(Supplemental Report on Internal Control Structure)

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3)*.

Fechtor, Detwiler & Co., Inc.

(A wholly owned subsidiary of Detwiler, Mitchell & Co.)

(SEC File Number 0-12926)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2001 and
Independent Accountants' Report and Supplemental
Report on Internal Control

FECHTOR, DETWILER & CO., INC.

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of
Fechtor, Detwiler & Co., Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Fechtor, Detwiler & Co., Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statements of computation of net capital under SEC rule 15c3-1, computation for determination of reserve requirements under SEC rule 15c3-3, and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

FECHTOR, DETWILER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 237,092
Cash segregated under Federal and other regulators	5,000
Deposits with clearing organizations	268,604
Receivables from brokers, dealers and clearing organizations	15,093
Due from customers	5,038,833
Deposits on securities borrowed	445,400
Marketable securities, at fair value	31,995
Non-marketable investments, at fair value	250,000
Fixed assets, net of accumulated depreciation and amortization of $429,264	412,215
Other assets	916,316
Intercompany loans	4,966,699
	$12,587,247

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Notes payable	$ 1,800,000
Payables to brokers, dealers, and clearing organizations	1,410,829
Due to customers	929,737
Accrued compensation	284,158
Accounts payable and accrued liabilities	555,321
Total liabilities	4,980,045
Commitments and contingencies (See Note 5)	
STOCKHOLDER'S EQUITY	
Common stock	131,563
Paid-in capital	4,510,000
Retained earnings	2,965,639
Total Stockholder's Equity	7,607,202
	$12,587,247

See accompanying notes to financial statements.

FECHTOR, DETWILER & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 11,648,815
Principal transactions	2,382,677
Investment banking	831,662
Interest	343,304
Unrealized losses on non-marketable investments	(310,000)
Unrealized gain on marketable investments	27,450
Other	348,608
Total revenues	15,272,516
EXPENSES:	
Compensation and benefits	10,089,777
General and administrative	1,837,339
Execution costs	1,787,911
Communications and systems	1,139,853
Interest	54,851
Total expenses	14,909,731
Income before income taxes	362,785
Income tax expense	(206,845)
Net income	$ 155,940

See accompanying notes to financial statements.

FECHTOR, DETWILER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
DECEMBER 31, 2000	$ 131,563	$ 4,510,000	$ 2,809,699	$ 7,451,262
Net income	-	-	155,940	155,940
DECEMBER 31, 2001	$ 131,563	$ 4,510,000	$ 2,965,639	$ 7,607,202

See accompanying notes to financial statements.

FECHTOR, DETWILER & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 155,940
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	198,189
Unrealized loss on non-marketable securities	310,000
Unrealized gain on investment securities	(31,995)
Changes in:	
Restricted deposits	(3,423)
Deposits with clearing organizations	146,590
Receivables from brokers, dealers and clearing organizations	520,743
Due from customers	(1,440,134)
Securities borrowed	2,834,500
Other assets	(354,450)
Intercompany loans	(3,152,273)
Payable to brokers, dealers and clearing organizations	1,293,018
Due to customers	(3,106,002)
Accrued compensation	(1,035,679)
Accounts payable and accrued liabilities	(53,584)
Net cash used in operating activities	(3,718,560)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(172,554)
Proceeds from sale of investment securities	15,681
Purchase of non-marketable securities	(50,000)
Net cash used in investment activities	(206,873)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances of notes payable	1,800,000
Net cash provided by financing activities	1,800,000
Net decrease in cash and cash equivalents	(2,125,433)
Cash and cash equivalents at beginning of year	2,362,525
Cash and cash equivalents at end of year	$ 237,092
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 54,851
Income taxes paid	$ -

See accompanying notes to financial statements.

FECHTOR, DETWILER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION

Fechtor, Detwiler & Co., Inc. ("Fechtor Detwiler" or the "Company"), a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC" or "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Boston Stock Exchange and the National Association of Securities Dealers ("NASD"). The Company has offices located in Massachusetts and Connecticut. The Company is also a NASDAQ market maker and provides investment banking services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions – Commission revenues result from the purchase and sale of securities on behalf of institutional and retail brokerage customers. Commissions are charged on both listed and over-the-counter agency transactions. Commission revenues are recorded on the trade date.

Principal Transactions – Principal transaction revenues primarily represent amounts earned from executing transactions on behalf of customers in securities for which Fechtor Detwiler acts as a market maker.

Investment Banking Revenues – Investment banking revenues represent fees earned from securities offerings in which Fechtor Detwiler acts as an underwriter or agent.

Interest Revenue – Interest revenue primarily relates to interest earned on customer margin accounts.

Related Party Transaction – Intercompany loans, primarily advances to Detwiler, Mitchell & Co., bear no interest and are payable on demand.

Securities Transactions – Securities transactions in regular way trades are recorded on the settlement date, which is normally the third business day following the trade date. Settlement date accounting is not materially different from trade date accounting.

Cash Equivalents – Cash equivalents include instruments with an original maturity of three months or less.

Fixed Assets – Fixed assets are stated at cost and include furniture, equipment, and leasehold improvements. Depreciation and amortization expense is recorded using the straight-line method over periods ranging from 3 to 7 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned – Securities owned, consisting of equity securities, are stated at fair value. Changes in fair value are recorded in principal transactions for market making activities.

Income Taxes – The Company is included in a consolidated tax return with DMC. DMC allocates the income tax expense among the consolidated group based upon the subsidiaries' Federal and state effective rates, which approximate 40%, applicable to each subsidiary's results before income taxes.

Due From and Due To Customers – Due from and Due to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Fair Value Of Financial Instruments – The carrying amount of receivables, payables, marketable securities and non-marketable investments are reported in the financial statements at fair value.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS

As a broker-dealer, the Company is subject to the reserve requirements under Securities and Exchange Commission Rule 15c3-3. At December 31, 2001, cash of $5,000 has been segregated in a special reserve bank account for the benefit of customers, which was $5,000 in excess of the required amount.

4. FIXED ASSETS, NET

Fixed assets at December 31, 2001 follows:

Computer hardware and software	$ 570,611
Furniture and equipment	241,362
Leasehold improvements	29,507
	841,480
Less accumulated depreciation and amortization	(429,265)
	$ 412,215

Depreciation and amortization expense was $198,189 for the year ended December 31, 2001.

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a non-cancelable lease expiring July 1, 2007. Annual rental payments are subject to increases for real estate taxes and certain building operating expenses.

Future minimum annual lease payments under the non-cancelable lease at December 31, 2001 follow:

2002	$ 532,500
2003	555,000
2004	555,000
2005	555,000
2006	555,000
2007	277,500
Total	$ 3,030,000

Rent expense for the year ended December 31, 2001 was $594,000.

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

A $282,000 US Treasury security, included in other assets at December 31, 2001, is pledged as collateral for a letter of credit taken out in connection with the office space.

The Company, from time to time, is subject to legal proceedings and claims, which arise in the ordinary course of business. Management believes that resolution of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

6. NOTES PAYABLE

The Company has revolving line-of-credit facilities with two banks. The maximum credit of the combined facilities is $15,000,000 and advances under these facilities are collateralized by certain margin account securities held in customers' accounts. There were $1,800,000 of borrowings under such credit facilities at December 31, 2001.

Interest on the first facility is based on the federal funds rate plus 1.10%, while interest on the second facility is based on the federal funds rate plus 1.25%. Repayment of facilities is based on the underlying collateral.

7. INCOME TAXES

Income tax expense at December 31, 2001 consisted of the following:

Current:	
Federal	$ 243,153
State	71,508
Deferred	(107,816)
Total	$ 206,845

The principal difference between income tax expense computed at statutory rates versus actual income tax expense presented in the financial statements results from non-deductible meals expense.

8. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral to reduce positions when necessary.

The Company borrows securities from other brokers and deposits cash to the other brokers representing approximately 105% of the market value of securities borrowed. The market value of the securities borrowed approximated the cash deposit at December 31, 2001. Deposits for securities borrowed are held by a national brokerage firm and are included as Deposits on Securities Borrowed in the Statement of Financial Condition.

The Company pledges unpaid customer securities as collateral for bank borrowings and to satisfy margin deposits of clearing organizations under contracts with these organizations. In the event that such party is unable to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company records customer transactions on the settlement-date basis which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices. Settlement of these transactions, in the unlikely event the customer or other brokers is unable to meet the terms of their contracts, is not expected to have a significant effect on the Company's results of operations or financial condition.

Securities that the Company has not received or delivered at the settlement date result in failed trades. Should the other party to these transactions be unable to fulfill its obligations, the Company may be required to purchase or sell these securities at prevailing market prices.

Securities sold, not yet purchased are subject to the risk that the market value of such securities will increase, and the Company may not be able to cover the position.

10. NET CAPITAL REQUIRMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items arising from customer transactions.

At December 31, 2001, the Company's net capital of $1,135,000 was $885,000 in excess of the minimum net capital requirement of $250,000. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 5.18 to 1.00.

FECHTOR, DETWILER & CO., INC.

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AT DECEMBER 31, 2001

NET CAPITAL		
Total Stockholder's Equity		$ 7,607,202
Less Non-Allowable Assets:		
Accounts receivable	$ (36,386)	
Non-marketable investments	(250,000)	
Exchange membership	(21,048)	
Intercompany loans	(4,966,699)	
Fixed assets	(412,215)	
Other assets	(780,148)	(6,466,496)
Less haircut on marketable securities		(5,458)
TENTATIVE NET CAPITAL		1,135,248
Minimum Net Capital Requirement: 2% of Aggregate Indebtedness of $4,582,069 or $250,000, whichever is greater		(250,000)
EXCESS NET CAPITAL		$ 885,248
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Aggregate Indebtedness		$ 4,582,069
Ratio of Aggregate Indebtedness to Net Capital		5.18 to 1.00

The computation of net capital above does not materially differ from that reported by the Company in the amended FOCUS Report on Form X17A-5 at December 31, 2001.

FECHTOR, DETWILER & CO., INC.

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

AS OF DECEMBER 31, 2001

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 928,595
Monies borrowed collateralized by securities carried for the accounts of Customers	3,100,000
Customers' securities failed to receive	105,955
Total credit items	4,134,550
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, accounts with undue concentration and accounts doubtful of collection	3,232,945
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	356,744
Failed to deliver of customers' securities not older than 30 calendar days	440
Margin required and on deposit with option clearing organization	991,940
Gross debits	4,582,069
Less 3% charge	(137,462)
Total debit items	4,444,607
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS	$ 310,057
REQUIRED DEPOSIT	$ -

The computation for reserve requirement does not materially differ from that reported by the Company in the amended FOCUS report on Form X17A-5 at December 31, 2001.

FECHTOR, DETWILER & CO., INC.

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

AS OF DECEMBER 31, 2001

		Number of Items
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession and control had not been issued as of the report date, excluding items arising form temporary lags which result from normal business operations as permitted under Rule 15c3-3.	None

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

To The Board of Directors of Fechtor, Detwiler & Co Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fechtor, Detwiler & Co. Inc. (the "Company") (a wholly owned subsidiary of Detwiler, Mitchell & Co.) for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association Of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002